Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
among
SWINGSET HOLDINGS CORP.,
SWINGSET ACQUISITION CORP.
and
BRIGHT HORIZONS FAMILY SOLUTIONS, INC.
Dated as of January 14, 2008

ii

Exhibit A	Form of Amended and Restated Certificate of Incorporation
Exhibit B	Form of Amended and Restated By-Laws
Exhibit C	Form of Guarantee of Bain Capital Fund X, L.P.

iii

          AGREEMENT AND PLAN OF MERGER, dated as of January 14, 2008 (this “Agreement”), among SWINGSET HOLDINGS CORP., a Delaware corporation (“Parent”), SWINGSET ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and BRIGHT HORIZONS FAMILY SOLUTIONS, INC., a Delaware corporation (the “Company”).
RECITALS
          WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;
          WHEREAS, upon consummation of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive $48.25 per share in cash, upon the terms and subject to the conditions of this Agreement;
          WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company; and
          WHEREAS, the Boards of Directors of Parent and Merger Sub have unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.
          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
                    SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
                    SECTION 1.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, subject to the satisfaction or waiver of the conditions to Closing set forth in Article VII, the closing of the Merger (the “Closing”) will take place at

9:00 a.m., New York time, on the latest of (a) the 31st day following Parent’s receipt of the unaudited financial statements of the Company for the three-month period ended on March 31, 2008 (the “March Unaudited Financial Statements”) and the other items listed on Schedule 6.06(b), provided, however, that if the Company’s financial condition and results of operations as reflected in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2008 differ materially and adversely from that reflected in the March Unaudited Financial Statements, then such 31-day period shall commence upon Parent’s receipt of the items listed on Schedule 6.06(b) and the filing of such Quarterly Report on Form 10-Q with the Securities and Exchange Commission (the “SEC”), (b) May 30, 2008 (provided, however, Parent may specify an earlier date upon two business days prior notice to the Company) and (c) the date following the satisfaction or waiver of the conditions to Closing set forth in Sections 7.01 and 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) (the “Target Closing Date”); at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, unless another time, date and/or place is agreed to in writing by Parent and the Company.
                    SECTION 1.03 Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.
                    SECTION 1.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL.
                    SECTION 1.05 Certificate of Incorporation; By-Laws. (a) At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety as set forth in Exhibit A attached hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.
          (b) At the Effective Time, the Amended and Restated By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.
                    SECTION 1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
                    SECTION 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:
     (a) Conversion of Company Common Stock. Each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.01(b) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive $48.25 in cash, without interest (the “Merger Consideration”), payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share.
     (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
     (c) Capital Stock of Merger Sub. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.
     (d) Adjustments. If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Shares, the Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.
                    SECTION 2.02 Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, Parent shall (i) appoint a bank or trust company approved in advance by the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange

Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.
          (b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate pursuant to Section 2.01(a), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate representing such Shares shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.
          (c) No Further Rights. From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided herein or by Law.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.
          (e) No Liability. None of the Paying Agent, Parent, Merger Sub or the Surviving Corporation shall be liable to any holder of Shares for any cash (including any dividends or distributions with respect to such Shares) delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          (f) Withholding Rights. Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Stock Options such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state, local or foreign Tax laws and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.
          (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and (ii) if required by the Surviving Corporation, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).
                    SECTION 2.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).
                    SECTION 2.04 Company Stock Options and Restricted Stock. (a) Between the date of this Agreement and the Effective Time, the Company shall take all necessary action (which action shall be effective as of the Effective Time), to (i) terminate the Company’s 2006 Equity Incentive Plan and the Amended and Restated 1998 Stock Incentive Plan, as amended (the “Company Stock Plans”), (ii) provide that each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Plans (each, a “Company Stock Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time, (iii) except for Rollover Options, cancel, as of the Effective Time, each Company Stock Option that is outstanding and unexercised, as of the Effective Time (in each case, without the creation of additional liability to the Company or any Subsidiaries), subject, if applicable, to the payment pursuant to Section 2.04(b), and (iv) provide that each restricted share of Company Common Stock, and any other Company Common Stock-based award, granted under the Company Stock Plans that is outstanding as of immediately prior to the Effective Time shall become fully vested as of the Effective Time.
          (b) Each holder of a Company Stock Option that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is less than the per share Merger Consideration shall (subject to the provisions of this Section 2.04) be paid by the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the product of (i) the difference between the per share Merger Consideration and the applicable exercise price of such Company Stock Option, and (ii) the aggregate number of Shares issuable upon exercise of such Company Stock Option (the “Option Payment”). Any such payments shall be subject to all applicable federal, state and local Tax withholding requirements.
          (c) Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of Company Common Stock or other equity securities of the Company (including derivative securities) in connection with this Agreement by each person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, as amended.
                    SECTION 2.05 Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are outstanding immediately prior to the Effective Time and that are held by any stockholder who is entitled to demand and properly demands the appraisal for such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the Merger Consideration. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such Shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender in the manner provided in Section 2.02 of the Certificate or Certificates that formerly evidenced such Shares.
          (b) The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (provided that, other than for purposes of Sections 3.03(d), 3.03(e), 3.03(f) and 3.11(e), disclosure of any fact or item in any section of the Company Disclosure Schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent from the face of such disclosure), or, other than for purposes of Sections 3.03(d), 3.03(e), 3.03(f) and 3.11(e), as disclosed in reasonable detail in the SEC Reports filed prior to the date of this Agreement (other than in risk factors or other forward-looking statement or language in such filings), the Company hereby represents and warrants to Parent and Merger Sub as follows:
                    SECTION 3.01 Organization and Qualification; Subsidiaries. (a) Each of the Company and each subsidiary of the Company (each a “Subsidiary”) is a corporation, limited liability company, limited partnership or limited liability partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect. The term “Company Material Adverse Effect” means any event, circumstance, change or effect that (x) is, or would be reasonably likely to be, individually or in the aggregate, materially adverse to the business, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole or (y) would prevent the consummation of the Transactions; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) any event, circumstance, change or effect resulting from or relating to (A) a change in general economic, political or financial market conditions, including interest or exchange rates, (B) a change in the industries, or in the business conditions in the geographic regions in which the Company and its Subsidiaries operate, including, but not limited to, a change in general economic conditions that affect the industries in which the Company and its Subsidiaries conduct their business, (C) any change in accounting requirements or principles required by changes in GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof), (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, (E) any acts of terrorism or war or any weather related event, fire or natural disaster or any escalation thereof, (F) the announcement of the execution of this Agreement or the pendency of the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), including the impact thereof on relationships with current and prospective clients, employer partners, vendors, suppliers and employees, (G) the identity of Parent or any of its Affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its Affiliates, or (H) compliance with the terms of, or the taking of any action required by or the failure to take any action prohibited by, this Agreement (other than (i) pursuant to any requirement to operate in the ordinary course of business consistent with past practice or to make the representations and warranties of the Company accurate, or (ii) the consummation of the Transactions) or consented to by Parent, except, in the case of the foregoing clauses (A), (B), (D) and (E), to the extent such event, circumstance, change or effect would have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, compared to other persons in the industries in which the Company and the Subsidiaries conduct their business after taking into account the size of the Company relative to such other persons; (ii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Company Common Stock (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect); or (iii) any Actions, challenges or investigations relating to this Agreement or transactions contemplated hereby made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) resulting from, relating to or arising out of this Agreement or the Transactions.
          (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of the outstanding capital stock or other equity interests of each Subsidiary owned by the Company, each other Subsidiary and any other person, is set forth in Section 3.01(b) of the Company Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.
                    SECTION 3.02 Certificate of Incorporation and By-Laws. The Company has made available to Parent a complete and correct copy of the Certificate of Incorporation and the By-Laws or similar organizational documents, each as amended to date, of the Company and each Subsidiary. Such Certificates of Incorporation and By-Laws or similar organizational documents are in full force and effect. Neither the Company nor any Subsidiary is, in violation of any of the provisions of its Certificate of Incorporation or By-Laws or similar organizational documents, except, in the case of any Subsidiary, for violations that would not have a Company Material Adverse Effect.
                    SECTION 3.03 Capitalization. (a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”).
          (b) As of January 7, 2008, (i) 26,281,802 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 1,989,061 shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by the Subsidiaries, and (iv) 3,228,063 shares of Company Common Stock are reserved for future issuance in connection with the Company Stock Plans (including 1,792,183 shares reserved pursuant to outstanding Company Stock Options and 2,607 shares reserved pursuant to outstanding restricted stock units). Since January 7, 2008, through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Company Stock Options outstanding as of January 7, 2008 or cancellation of outstanding Company Stock Options, there has been no change in the number of shares of outstanding capital stock of the Company or the number of outstanding Company Stock Options. As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.03, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. Section 3.03(b) of the Company Disclosure Schedule lists each Company Stock Option outstanding on January 7, 2008, the number of Shares issuable therefor, the expiration date and the grant price thereof, as well as the outstanding restricted stock units. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding securities of the Company or any Subsidiary, to vote or to dispose of any shares of capital stock of the Company or any Subsidiary, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other person. None of the Company or any Subsidiary is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary. No dividends on the Company Common Stock have been declared or have accrued since December 31, 2006.
          (c) Each outstanding share of capital stock, each limited liability company membership interest and each partnership interest of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or another Subsidiary free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever.
          (d) As of the date hereof, the only outstanding capital lease obligations requiring annual payments in excess of $50,000 individually or $1,000,000 in the aggregate, indebtedness for borrowed money, indebtedness and other obligations secured by mortgages or Liens (other than Permitted Liens), or guarantees of the foregoing of the Company or its Subsidiaries are set forth on Section 3.03(d) of the Company Disclosure Schedule.
          (e) As of the date hereof, there are no unsatisfied judgment defaults against the Company or any of its Subsidiaries. As of the date hereof, there are no outstanding Liens (other than Permitted Liens) on any assets of the Company or of any of its Subsidiaries other than such Liens in connection with obligations owing by the Company or its Subsidiaries that do not exceed $2,000,000 in the aggregate.

          (f) The terms of the Debt Financing as described in the Commitment Letter do not result in a breach or violation of any Material Contract in any material respect.
                    SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).
                    SECTION 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws (or similar organizational documents) of the Company or any Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) (other than clause (vi) thereof) have been obtained and that all filings and other actions described in Section 3.05(b) (other than clause (vi) thereof) have been made or taken, conflict with or violate any federal, state, local or foreign law, statute, ordinance or common law, or any rule, regulation, standard, judgment, order, writ, injunction or decree of any Governmental Authority (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a material loss of a material benefit under, give to others any right of termination, amendment, acceleration or cancellation of or other right under, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.
          (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) and the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13e-3”), in each case relating to the adoption of this Agreement by the Company’s stockholders, (iii) any filings required under the rules and regulations of the NASDAQ Stock Market, (iv) the filing and recordation of appropriate merger documents as required by the DGCL, (v) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (vi) any additional approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law; and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.
                    SECTION 3.06 Permits; Compliance. Each of the Company and each Subsidiary is in possession of all licenses, permits and approvals of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. To the Company’s knowledge, neither the Company nor any Subsidiary is, or has been since January 1, 2004, in conflict with, or in default, breach or violation of, (a) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, or (b) any Contract or Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound, except, with respect to clauses (a) and (b), for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect.
                    SECTION 3.07 SEC Filings; Financial Statements; Undisclosed Liabilities.
          (a) The Company has filed all forms, reports, financial statements, schedules and other documents required to be filed by it with the SEC since December 31, 2006 (collectively, the “SEC Reports”). The SEC Reports (i) were prepared, in all material respects, in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
          (b) The Company has made available to Parent a complete and correct copy of any amendments or modifications which are required to be filed with the SEC, but have not yet been filed with the SEC, to (i) Contracts which previously have been filed by the Company with the SEC pursuant to the Securities Act and Exchange Act and (ii) the filed SEC Reports themselves. As of the date of this Agreement, the Company has timely responded to all comment letters of the staff of the SEC relating to the SEC Reports, and the SEC has not advised the Company that any final responses are inadequate, insufficient or otherwise non-responsive. The Company has made available to Parent true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and the Company and any of the Subsidiaries, on the other hand, occurring since January 1, 2002 and prior to the date of this Agreement and will, reasonably promptly following the receipt thereof, make available to Parent any such correspondence sent or received after the date hereof. To the knowledge of the Company, as of the date of this Agreement, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.
          (c) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments). Since January 1, 2007, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes to such Company financial statements.
          (d) Except as would not have a Company Material Adverse Effect, the management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is in all material respects made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (y) any material fraud, within the knowledge of the Company, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
          (e) Neither the Company nor any Subsidiary has any liability or obligation of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities and obligations to the extent reflected or reserved against on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at December 31, 2006 (including the notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, or subsequent SEC Reports, (ii) fees and expenses incurred in connection with the Transactions, or (iii) liabilities and obligations incurred in the ordinary course of business since December 31, 2006 that would not have a Company Material Adverse Effect.
                    SECTION 3.08 Information Supplied. None of the information included or incorporated by reference in the Proxy Statement or the Schedule 13e-3 will, at the date it is filed with the SEC or, in the case of the Proxy Statement, first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Proxy Statement and the Schedule 13e-3 for inclusion or incorporation by reference therein. The Proxy Statement and the Schedule 13e-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.
                    SECTION 3.09 Absence of Certain Changes or Events. Since December 31, 2006, or in the case of clause (ii) below October 1, 2007, through the date of this Agreement, (a) there has not been any event, circumstance, change or effect that has had or would reasonably be likely to have a Company Material Adverse Effect, (b) except for the solicitation of offers and execution and performance of this Agreement, the Company and the Subsidiaries have conducted their businesses in all material respects in the ordinary course of business and (c) neither the Company nor any Subsidiary has:
     (i) taken any action that would be prohibited by Sections 5.01(b)(ii), (c) or (e)(i) if taken after the date hereof;
     (ii) taken any action that would be prohibited by Sections 5.01(f)(i) or (ii) if taken after the date hereof;
     (iii) settled any Action other than settlements involving not more than $5,000,000 in the aggregate and that do not impose any material restrictions on the business or operations of the Company and its Subsidiaries; or
     (iv) announced an intention, entered into any formal or informal agreement or otherwise made a commitment, to do any of the foregoing.
                    SECTION 3.10 Absence of Litigation. Section 3.10 of the Company Disclosure Schedule sets forth as of the date of this Agreement each material litigation, suit, action, or proceeding before or by any Governmental Authority or any arbitration (an “Action”) pending or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary. As of the date of this Agreement, no executive officer or director of the Company is a defendant in any Action in connection with his status as an executive officer or director of the Company or any Subsidiary. Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is, as of the date of this Agreement, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, any Governmental Authority, or any order, judgment, injunction or decree of any Governmental Authority that is, in each case, in any respect material to the Company and its Subsidiaries taken as a whole.
                    SECTION 3.11 Employee Benefit Plans. (a) Section 3.11(a) of the Company Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination, severance or other material Contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, consultant, independent contractor officer or director of the Company or any Subsidiary (collectively, the “Plans”). The Company has made available to Parent a true, current and complete copy of (i) each Plan that has been reduced to writing, together with all amendments; (ii) in the case of each Plan that not been reduced to writing, a summary of all material terms of the Plan, as amended and in effect; and (iii) for each Plan, the following: (A) any related summary plan description or similar summary; (B) any related trust agreements, group annuity contracts, insurance contracts, administrative services agreements or similar agreements; (C) for any such Plan for which a Form 5500 is required to be filed, the two most recently filed Forms 5500; (D) for any Plan that is intended to qualify under Section 401(a) of the Code, (1) a copy of the most recent Internal Revenue Service of the United States (the “IRS”) determination letter or, if a prototype plan, an opinion letter, (2) a copy of the three most recent non-discrimination testing results, and (3) any material correspondence with or notices from the IRS or the Department of Labor. There are no other material employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any material obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary.
          (b) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS that the Plan is so qualified, and, to the knowledge of the Company, no circumstance exists that could reasonably be expected to adversely affect the qualified status of any Plan.
          (c) (i) Each Plan has been established and administered in material compliance, in both form and operation, in accordance with its terms, and with the applicable provisions of ERISA, the Code and other applicable Laws, and all material contributions to, material premiums with respect to and material benefit payments under each such Plan have been timely made or, to the extent not yet due, appropriately accrued, and (ii) no Plan provides retiree welfare benefits, and neither the Company nor any Subsidiary has any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code.
          (d) With respect to any Plan, as of the date of this Agreement (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened in writing, except for those that would not have a Company Material Adverse Effect, (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of the Company, threatened, except for those that would not have a Company Material Adverse Effect, and (iii) no event has occurred from which a material liability could arise under the “prohibited transaction” rules (as defined in Section 406 of ERISA or Section 4975 of the Code) and no “fiduciary” (as defined in ERISA Section 3(21)) has any material liability for any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Plan.
          (e) None of the Company, any of its Subsidiaries, or any entity that would be treated as a single employer under Section 414(b), (c), (m) or (n) of the Code or Section 4001(b) of ERISA has at any time maintained, contributed to or incurred any material liability under any defined benefit pension plan subject to Title IV of ERISA or any “multiemployer plan” or “multiple employer plan” as those terms are defined in ERISA.
          (f) The execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in the triggering or imposition of (x) any material restrictions or material limitations on the right of the Company or any of its Subsidiaries to amend or terminate any Plan, or (y) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.
          (g) Without limiting the generality of (b) through (f) above, with respect to each Plan that is subject to the laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Foreign Plan”): (i) all material employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions is sufficient in all material respects to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to reasonable actuarial assumptions and no transaction contemplated by this Agreement shall cause such assets, reserve or insurance obligations to be materially less than such benefit obligations, and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
                    SECTION 3.12 Labor and Employment Matters. (a) As of the date of this Agreement (i) no employee of the Company or any Subsidiary is represented by a labor union in connection with their employment by the Company or any Subsidiary, (ii) neither the Company nor any Subsidiary is a party to, or otherwise subject to, any collective bargaining agreement or other labor union Contract, (iii) to the knowledge of the Company, no petition is currently pending, instituted or in progress by an employee or group of employees of the Company or any Subsidiary with any labor relations board seeking recognition of a bargaining representative, (iv) to the knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize employees of the

Company or any Subsidiary and no written demand for recognition of employees of the Company or any Subsidiary has been made to the Company by, or on behalf of, any labor union, (v) to the knowledge of the Company, there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Subsidiary, and (vi) as of the date of this Agreement, there is no strike, controversy, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, by or with respect to any employees of the Company or any Subsidiary.
          (b) True and complete information as to the name, current job title and compensation for each of the last three years of all current directors and executive officers of the Company and its Subsidiaries has been provided to Parent. Since January 1, 2008, no executive officer’s employment with the Company or any Subsidiary has been terminated for any reason. No executive officer has notified the Company or any Subsidiary of his or her intention to resign or retire as of the date of this Agreement.
          (c) The Company and its Subsidiaries are and have been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, including but not limited to wages and hours and the classification of employees and independent contractors, and have not been and are not engaged in any unfair labor practice as defined in the National Labor Relations Act or equivalent law, the violation of which could have a Company Material Adverse Effect. Neither the Company nor its Subsidiaries have incurred, and to the knowledge of the Company no circumstances exist under which the Company or its Subsidiaries would reasonably be expected to incur, any material liability arising from the misclassification of employees as consultants or independent contractors, and/or from the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or state law equivalents.
          (d) The Company and its Subsidiaries are in material compliance with all employment agreements, consulting and other service Contracts, written employee and human resources personnel policies (to the extent they contain enforceable obligations), handbooks and manuals, and severance and separation agreements.
          (e) Neither the Company nor its Subsidiaries have, during the four (4) year period prior to the date hereof, taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining and Notification Act (the “WARN Act”)or would otherwise trigger notice requirements or liability under any plant closing notice Law without complying in all material respects with the applicable requirements under the WARN Act or such other applicable plant closing notice Law.
                    SECTION 3.13 Real Property. (a) (i) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of all real property owned by each of the Company and its Subsidiaries, or the occupier of each real property if different from the owner (the “Owned Real Property”) and (ii) describes the rent roll as of December 31, 2007, for January 2008 for U.S. and Canadian leasehold interests in real property leased, subleased, licensed or with respect to which a right to use or occupy has been granted to or by the Company or its Subsidiaries, other than any right granted under a client contract, (such leased real property together with the Owned Real Property, the “Real Property”), and specifies the address of the lessor(s)(or its agent(s)) of such leased property and the center number of the occupant of such leased property (the “Real Property Leases”). Each of the Company or its Subsidiaries has sole and exclusive, good and clear, record and marketable title to all real property it owns, or, in the case of leased real property held under a real property lease or other contractual obligation, an enforceable leasehold interest in, or right to use, all such leased real property, subject only to Permitted Liens. To the knowledge of the Company, there is no person or entity (other than the Company or its Subsidiaries and any lessor(s) of leased real property) in possession of the real property.
          (b) There is no pending or, to knowledge of the Company, threatened eminent domain taking materially and adversely affecting any of the Real Property.
               SECTION 3.14 Intellectual Property.
          (a) Section 3.14(a) of the Company Disclosure Schedule sets forth a complete list of all issued patents, registered marks or registered trade dress, registered copyrights, registered designs, and registered domain names, along with all pending applications to issue or register the same, owned by the Company or any Subsidiary (the “Registered IP”). The Company or one of its subsidiaries is the sole and exclusive owner of all Registered IP and all Company IP, free of all liens and security interests. Neither the Company nor any of its subsidiaries has granted any exclusive license to any such Registered or Company IP to any other Person. To the knowledge of the Company, no action is threatened in writing or pending challenging the existence, validity or enforceability of any Registered IP or Company IP. To the knowledge of the Company, no third party is infringing any material Registered IP or Company IP.
          (b) Except as would not have a Company Material Adverse Effect, the Company and each of its subsidiaries has the right to exploit all Company IP necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted, and to the knowledge of the Company, neither the Company nor any Subsidiary has infringed, improperly disclosed, misappropriated, converted, or otherwise violated the Intellectual Property of any third party. Neither the Company nor any Subsidiary has received any written notices or written communications from any third party in the three (3) year period prior to the date hereof: (i) alleging that the Company or any Subsidiary has infringed, misappropriated, or otherwise violated the Intellectual Property of any third party; or (ii) inviting or demanding that the Company or a Subsidiary take a license in order to avoid the future infringement of Intellectual Property of a third party.
          (c) Except as would not cause a Company Material Adverse Effect, to the knowledge of the Company, the Company and its subsidiaries have taken and are taking commercially reasonable steps necessary to establish, perfect, and defend their ownership of Registered IP, including: (i) using appropriate patent, trademark and copyright designations on products and in marketing materials; (ii) complying with the license terms applicable to Intellectual Property licensed from third parties; and (iii) taking reasonable steps to protect trade secret information, including requiring a non-disclosure agreement before trade secret information is disclosed to a third party. To the knowledge of the Company, the Company and its subsidiaries have complied, in all material respects, with all internal policies, applicable statutes, regulations, orders, and other legal requirements relating to the fair and proper use of personally identifiable information. To the knowledge of the Company, no trade secret or personally identifiable information in the possession, custody or control of the Companies or any Subsidiary has been lost, stolen, or improperly disclosed.
               SECTION 3.15 Taxes. (a) The Company and the Subsidiaries (i) have timely filed or caused to be filed or will timely file or cause to be filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and all such Tax Returns are (or will be, as appropriate) true, correct and complete; and (ii) have timely paid or will timely pay all material amounts of Taxes shown as due and payable on such Tax Returns except to the extent that such Taxes are being contested in good faith and the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP. There are no liens for Taxes upon any of the assets of the Company or any Subsidiary (other than Taxes not yet due and payable for which due and sufficient accruals have been made in the books and records of the Company or Subsidiary (as appropriate) in accordance with GAAP). All material amounts of Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been or will be timely withheld and remitted to the applicable taxing authority (and all related reporting and recordkeeping requirements have been or will be complied with).
          (b) There are no pending or, to the knowledge of the Company, threatened in writing audits, examinations, investigations or other proceedings in respect of any material Tax of the Company or any Subsidiary. No deficiency for any material amount of Tax has been asserted or assessed by any taxing authority in writing against the Company or any Subsidiary, which deficiency has not been satisfied by payment, settled or been withdrawn or contested in good faith.
          (c) With respect to any period ending on or before the date hereof for which Tax Returns have not yet been filed, or for which Taxes are not yet due and owing, the Company and each Subsidiary has made such accruals as required by GAAP for such Taxes in the books and records of the Company or Subsidiary (as appropriate).
          (d) Neither the Company nor any Subsidiary has with respect to any Tax period ending after January 1, 2000, (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) any liability for the Taxes (other than the Company or any Subsidiary) under Treasury regulation 1.1502-6 (or any similar provision or state, local or foreign law) or pursuant to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and the Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purposes of which does not relate to Taxes).
          (e) Neither the Company nor any Subsidiary has waived any statute of limitations in respect of any material Tax or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

          (f) No claim is pending by a taxing authority in a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.
          (g) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period beginning after the Closing as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state or local Law, for a taxable period ending on or before the Closing, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing, or (3) installment sale or open transaction disposition made on or prior to the Closing.
          (h) Neither the Company nor any Subsidiary has participated in any “listed transaction” within the meaning of, and the Company has complied with the reporting requirements of, Treasury regulation 1.6011-4.
          (i) Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution of stock that was intended to qualify for tax-free treatment under Section 355 of the Code within the previous two years.
          (j) The Company has made available to Parent complete and correct copies of all federal income Tax Returns, examination reports and statements of deficiency assessed against or agreed to by the Company or any Subsidiary, or filed or received by the Company or any Subsidiary, since December 31, 2004.
          (k) For purposes of this Agreement:
     (i) “Tax” or “Taxes” shall mean any taxes of any kind, including but not limited to any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, branch, profits, license, withholding, payroll, social security, unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other similar taxes (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any governmental or Tax authority.
     (ii) “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed with any Tax authority (including any schedule or attachment thereto) with respect to the Company or the Subsidiaries, including any amendment thereof.
               SECTION 3.16 Environmental Matters.
          (a) To the knowledge of the Company, except for matters that are not reasonably expected to have a Company Material Adverse Effect: (i) the Company and each Subsidiary is and has been in compliance with all applicable Environmental Laws; (ii) the

Company and the Subsidiaries possess all permits and approvals issued pursuant to Environmental Laws that are required to conduct the business of the Company and each Subsidiary as it is currently conducted, and are and have been in compliance with all such permits and approvals; (iii) no releases of any Hazardous Material have occurred at, on, from or under any real property currently or formerly owned, operated or occupied by the Company or any Subsidiary, for which releases the Company or any Subsidiary may have incurred liability under any Environmental Law; (iv) neither the Company nor any Subsidiary has received any written claim or notice from any Governmental Authority alleging that the Company or any Subsidiary is or may be in violation of, or has any liability under, any Environmental Law, and (v) neither the Company nor any Subsidiary has entered into any agreement or is subject to any legal requirement that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person from or against any liabilities arising under Environmental Laws.
          (b) For purposes of this Agreement:
     (i) “Environmental Laws” shall mean any applicable law relating to the protection of human health and the environment or to occupational health and safety.
     (ii) “Hazardous Materials” shall mean (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant” or analogous terminology under any applicable Environmental Law.
               SECTION 3.17 Material Contracts. (a) The Company has filed with the SEC copies of all material contracts that were required to be filed with the SEC Reports. Except as would not have a Company Material Adverse Effect, (i) each Material Contract with respect to the Company or a Subsidiary is a legal, valid and binding agreement in full force and effect and enforceable against the Company in accordance with its terms, (ii) none of the Company or any Subsidiary has received any written claim of material default under or cancellation of any Material Contract and none of the Company or any Subsidiary is in material breach or material violation of, or material default under, any Material Contract and (iii) to the Company’s knowledge, no other party is in material breach or material violation of, or material default under, any Material Contract.
          (b) Section 3.17(b) of the Company Disclosure Schedule sets forth a complete and correct list of all Material Contracts. For purposes of this Agreement, the term “Material Contract” means any of the following Contracts (together with all exhibits and schedules thereto) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets are bound or affected as of the date hereof:
     (i) any limited liability company agreement, joint venture or other similar agreement or arrangement with a Person other than a Subsidiary relating to the formation, creation, operation, management or control of any partnership or joint venture with regard to which the Company would reasonably be likely to have liability in excess of $1,000,000;

     (ii) any Contract (other than among consolidated Subsidiaries) relating to (A) any outstanding capital lease obligations requiring annual payments in excess of $50,000 individually or $1,000,000 in the aggregate, (B) indebtedness for borrowed money or other indebtedness or obligations secured by mortgages, (C) a guarantee of any item described in (A) or (B), and (D) conditional sale arrangements, obligations secured by a Lien (excluding Permitted Liens), or interest rate or currency hedging activities, in each case with an aggregate value of such Contract in excess of $500,000;
     (iii) any Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed or required to be disclosed on Form 8-K, other than Plans disclosed in Section 3.11(a);
     (iv) any Contract that purports to limit in any material respect the right of the Company or the Subsidiaries or their affiliates (A) to engage or compete in any line of business or market, or to sell, supply or distribute any service or product or (B) to compete with any person or operate in any location;
     (v) any Contract that (A) contains most favored customer pricing provisions or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any person, in each case, in a manner which is material to the business of the Company and its Subsidiaries taken as a whole;
     (vi) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration per Contract in excess of $1,000,000 per year, other than Contracts relating to leasehold improvements, supplies, construction costs and reimbursable expenses, in each case entered into in the ordinary course of business;
     (vii) except as disclosed in the Company Disclosure Schedules in response to any other subsection of this Section 3.17, any Contract which by its terms provides for payments by the Company and the Subsidiaries of more than $1,000,000, in the aggregate, per year;
     (viii) any Contract with an affiliate which calls for cash payments by the Company and the Subsidiaries of more than $120,000, in the aggregate, not otherwise referenced in this Section 3.17, excluding Contracts disclosed in response to Section 3.17(xi);
     (ix) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and the Subsidiaries taken as a whole;
     (x) any acquisition Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification obligations or “earn-out” or other contingent payment obligations that could result in payments in the aggregate in excess of $500,000; and

     (xi) any Contract for the employment of any executive officer who is, or who, as of the date of this Agreement, would be, a “named executive officer” for purposes of Item 402(a)(3)(i) – (iii) of Regulation S-K under the Securities Act, as amended, of the Company or the Subsidiaries on a full-time or consulting basis and any arrangement requiring severance, change of control or other payments of $200,000 in the aggregate per person or $1,000,000 in the aggregate for all persons eligible to receive any such payments in connection with the Transactions.
               SECTION 3.18 Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent. With respect to each such insurance policy: (i) the policy with respect to the Company and its Subsidiaries is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) no notice of cancellation or termination has been received.
               SECTION 3.19 Board Approval; Vote Required. (a) The Company Board, by resolutions duly adopted at a meeting duly called and held, has as of the date of this Agreement duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company’s stockholders (other than holders of Shares that are affiliates of Parent and holders who will be parties to Employee Rollover Agreements), (ii) approved this Agreement and declared its advisability, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (collectively, the “Company Board Recommendation”). The approval of this Agreement by the Company Board constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that Section 203 of the DGCL does not and will not apply to the execution and delivery of this Agreement or the consummation of the Merger. To the knowledge of the Company, no other “control share acquisition,” “fair price” or other anti-takeover regulations enacted under state Laws in the United States apply to this Agreement or any of the transactions provided for herein.
          (b) The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Stockholder Approval”).
              SECTION 3.20 Opinion of Financial Advisor. The committee of the Company Board (the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management) formed for the purpose of, among other things, evaluating and making a recommendation to the full Company Board with respect to this Agreement and the Transactions (the “Special Committee”) has received the opinions of

Goldman Sachs & Co. and Evercore Group L.L.C. to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Shares (other than holders of shares that are affiliates of Parent and holders who will be parties to Employee Rollover Agreements) is fair, from a financial point of view, to such holders.
               SECTION 3.21 Brokers. No broker, finder or investment banker (other than Goldman Sachs & Co. and Evercore Group L.L.C.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:
               SECTION 4.01 Corporate Organization. Each of Parent and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.
               SECTION 4.02 Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and By-Laws of Parent and Merger Sub, each as amended to date. Such Certificates of Incorporation and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or By-Laws.
               SECTION 4.03 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

               SECTION 4.04 No Conflict; Required Filings and Consents; Agreements. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) assuming the accuracy of the representations and warranties in Article III and the certificates delivered by the Company and the performance by the Company of its covenants herein, result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.
          (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) the filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of the Subsidiaries is qualified to do business, (iii) the premerger notification and waiting period requirements of the HSR Act; (iv) any additional approvals, authorizations, filings and notifications required under any other applicable antitrust, competition or trade regulation Law and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their material obligations under this Agreement.
               SECTION 4.05 Information Supplied. None of the information supplied in writing by Parent or Merger Sub for inclusion in the Proxy Statement or the Schedule 13e-3 will, at the date it is filed with the SEC or, in the case of the Proxy Statement, first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
               SECTION 4.06 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened in writing, against Parent or any of its affiliates before any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder. As of the date hereof, neither Parent nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, any Governmental Authority, or any order, judgment, injunction or decree of any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder.
               SECTION 4.07 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
               SECTION 4.08 Financing. Parent and Merger Sub have delivered to the Company true and complete copies of (a) an executed commitment letter from Bain Capital Fund X, L.P. to Parent to provide equity financing in an aggregate amount of $640,000,000 (the “Equity Funding Letter”), and (b) executed commitment letters, including any associated fee letter in redacted form (together, the “Commitment Letter”) from Goldman Sachs Credit Partners L.P. and GS Mezzanine Partners V, L.P. pursuant to which Goldman Sachs Credit Partners L.P. and GS Mezzanine Partners V, L.P. have committed to provide Parent and Merger Sub with financing in an aggregate amount of $850,000,000, as such amount may be reduced pursuant to the terms of the Commitment Letter (the “Debt Financing” and together with the financing referred to in clause (a) being collectively referred to as the “Financing”). The Equity Funding Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and the other parties thereto. As of the date hereof, the Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and Merger Sub and, to the knowledge of Parent and Merger Sub as of the date of this Agreement, the other parties thereto. Assuming the accuracy of the representations and warranties in Article III, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under either the Equity Funding Letter or, as of the date of this Agreement, the Commitment Letter. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date of this Agreement. Subject to the satisfaction of the conditions of the Financing, and subject to the satisfaction of the conditions of this Agreement, the Financing, together with the cash or cash equivalents available to the Company, would provide Parent and Merger Sub with acquisition financing at the Effective Time sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith. The consummation of the Financing is subject to no contingency or conditions other than those set forth in the copies of the Equity Funding Letter and the Commitment Letter delivered to the Company. As of the date of this Agreement, assuming the accuracy of the representations and warranties in Article III and compliance by the Company with its covenants set forth herein, neither Parent nor Merger Sub has no reason to believe that any of the conditions to the Financings will not be satisfied or that the Financings will not be available to Merger Sub on the Closing Date. For the avoidance of doubt, it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or the Alternative Financing. The amount of the equity commitment under the Equity Funding

Letter shall be disregarded for purposes of determining whether or not a Company Material Adverse Effect exists, including without limitation for purposes of determining whether any reduction in the Company’s EBITDA constitutes or does not constitute a Company Material Adverse Effect.
               SECTION 4.09 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed guarantee of Bain Capital Fund X, L.P. (the “Guarantor”) in the form attached as Exhibit C to this Agreement (the “Guarantee”). The Guarantee is a legal, valid and binding obligation of Guarantor and enforceable against Guarantor in accordance with its terms, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guarantee.
               SECTION 4.10 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
               SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the businesses of the Company and the Subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve substantially intact the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has material business relations. Without limiting the generality of the foregoing, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent:
               (a) amend or otherwise change its Certificate of Incorporation, By-Laws or other similar organizational documents;
               (b) issue, sell, dispose of, encumber (other than Permitted Liens), or authorize such issuance, sale, disposition or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options or restricted stock units, in each case, outstanding on the date of this Agreement ) or (ii) except in the ordinary course of business consistent with past practice, any material assets of the Company or any Subsidiary;
     (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or any other direct or indirect wholly owned Subsidiary;
     (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of the Company or any Subsidiary;
     (e) (i) acquire (including by merger, consolidation, or acquisition of stock or all or substantially all of the assets or any other business combination) or make any loan to or investment in any corporation, partnership, other business organization (or any division thereof), except for the acquisitions set forth on Section 5.01(e) of the Company Disclosure Schedule; (ii) except for borrowings under existing revolving credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person; (iii) enter into or amend any Material Contract (or Contract that would be a Material Contract if in existence on the date hereof), other than in the ordinary course of business consistent with past practice; (iv) with respect to any fiscal quarter, authorize, or make any commitment to incur in such quarter, capital expenditures for such quarter for which a third party is not obligated to reimburse the Company or one of its Subsidiaries that in the aggregate exceed by 10% the aggregate amount of the capital expenditures budget of the Company and the Subsidiaries for such quarter (a copy of which has been previously provided to Parent) or (v) incur any material Lien on any material asset of the Company or its Subsidiaries (other than Permitted Liens);
     (f) (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, except for increases in cash compensation of officers and employees in the ordinary course of business consistent with past practice; (ii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance or other agreement or transaction with, any current or former director, officer or other employee of the Company or of any Subsidiary or any Affiliate thereof; (iii) establish, adopt, enter into, terminate or amend any collective bargaining agreement or Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan or a collective bargaining agreement if it were in existence as of the date of this Agreement, for the benefit of any director, officer or employee except as required by Law; or (iv) loan or advance any money or other property to any current or former director, officer or employee of the Company or the Subsidiaries, except, in the case of the matters described in clauses (i) and (ii), (x) in connection with the hiring of new employees who are not directors or executive officers in the ordinary course of business and (y) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business;

     (g) other than in the ordinary course of business or except as required by applicable Law, make, change or rescind any material Tax election, file any amended Tax Return, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) or settle or compromise any material income Tax liability;
     (h) make any change to its methods of accounting, except as required by changes in GAAP or in applicable Law;
     (i) fail to maintain in full force and effect the existing insurance policies covering the Company and the Subsidiaries and their respective properties, assets and businesses;
     (j) settle (x) any Action other than settlements involving not more than $5,000,000 in the aggregate (net of insurance proceeds) and that do not require any actions or impose any material restrictions on the business or operations of the Company and its Subsidiaries or (y) any Action involving any holder or group of holders of Shares; or
     (k) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
ARTICLE VI
ADDITIONAL AGREEMENTS
               SECTION 6.01 Proxy Statement; Company Stockholders’ Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement and the Schedule 13e-3. Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement and the Schedule 13e-3 or that is customarily included in proxy statements and Schedules 13e-3 prepared in connection with transactions of the type contemplated by this Agreement. The Company, after consultation with Parent, shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement and the Schedule 13e-3, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the date on which the Proxy Statement and the Schedule 13e-3 are cleared by the SEC; provided, however, the Company shall not be required to mail the definitive Proxy Statement to the Company’s stockholders prior to the No-Shop Period Start Date. Without limiting the generality of the foregoing, prior to filing the Proxy Statement and the Schedule 13e-3 (or any amendment or supplement thereto) with the SEC or responding to any comments of the SEC with respect thereto, the Company shall (i) give Parent a reasonable opportunity to review and comment on such document or response and (ii) include in such document or response comments reasonably proposed by Parent. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13e-3. If, at any time prior to the Company Stockholders’ Meeting, any inaccuracy or omission of information relating to the Company or its affiliates, officers or directors should be discovered by the Company, or any inaccuracy or omission of information relating to the Parent or any of its affiliates, officer or directors should be discovered by Parent, in either case which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13e-3, so that the Proxy Statement and the Schedule 13e-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, then such party shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.
          (b) The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable, for the purpose of obtaining the Stockholder Approval; provided, however, the Company shall not be required to mail the definitive Proxy Statement to the Company’s stockholders prior to the No-Shop Period Start Date. Subject to Section 6.03(d), the Company Board shall (i) recommend to holders of the Shares that they adopt this Agreement, (ii) include such recommendation in the Proxy Statement and (iii) use its reasonable best efforts to solicit and obtain the Stockholder Approval.
               SECTION 6.02 Access to Information; Confidentiality. (a) Except as would violate applicable Law or the terms of any Contract entered into prior to the date hereof or would violate any attorney-client privilege and in each such case the Company has provided the Parent or Merger Sub with notice that it is withholding information in reliance on this exception together with a general description of the subject matter of such information and, if reasonably requested by Parent or Merger Sub, the Company shall make appropriate substitute disclosure arrangements to provide any such information in a manner that is not reasonably likely to result in such violation, from the date of this Agreement until the Effective Time, the Company shall (and shall cause the Subsidiaries to) at Parent’s expense: (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Subsidiaries and to the books and records thereof, and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request.
          (b) All information obtained by Parent, Merger Sub or its or their Representatives pursuant to this Section 6.02 shall be kept confidential in accordance with the confidentiality agreement, dated May 23, 2007 (the “Confidentiality Agreement”), between Parent and the Company; provided, that none of Parent, Merger Sub or their representatives will be in breach of this Agreement or the Confidentiality Agreement in connection with the disclosure to possible lenders participating in the Financing or their respective partners of confidential information customarily and reasonably required to be provided to such possible lenders in connection with such participation.
          (c) No investigation pursuant to this Section 6.02 or otherwise shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
               SECTION 6.03 Solicitation. (a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on March 15, 2008 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, agents, advisors and other representatives (such Persons, together with the Subsidiaries of the Company, collectively, the “Company Representatives”) shall have the right (acting under the direction of the Special Committee) to directly or indirectly: (i) initiate, solicit, facilitate and encourage Acquisition Proposals, including by way of providing access to non-public information to any other Person or group of Persons pursuant to a confidentiality agreement between such Person or Persons and the Company with terms no less favorable with regard to confidentiality than the Confidentiality Agreement and containing a customary standstill; provided that the Company shall promptly notify Parent whenever it provides any such non-public information or enters into any such confidentiality agreement and shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is made available to any Person given such access which was not previously made available to Parent and Merger Sub; and (ii) enter into and maintain or continue discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations regarding an Acquisition Proposal.
          (b) Except as permitted by the following provisions of this Section 6.03, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of the Agreement in accordance with Article VII, the Company agrees that neither it nor any Company Representative shall, directly or indirectly, (i) solicit, knowingly facilitate, knowingly encourage or initiate any inquiries or the implementation or submission of any Acquisition Proposal, or (ii) initiate or participate in any way in discussions or negotiations regarding, or furnish or disclose to any person any information in connection with any Acquisition Proposal; provided, however, that, prior to the adoption of this Agreement by the Company’s stockholders at the Company Stockholders’ Meeting, nothing contained in this Agreement shall prevent the Company or the Company Board (acting through the Special Committee or otherwise) from furnishing information to, or engaging in negotiations or discussions with, any person in connection with an unsolicited Acquisition Proposal by such person, if prior to taking such action (A) the Company Board (acting through the Special Committee or otherwise) determines in good faith (after consultation with its advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and the Company Board (acting through the Special Committee or otherwise) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and (B) the Company promptly notifies Parent of the existence of such Alternative Proposal and receives from such person an executed confidentiality agreement with terms no less favorable with regard to confidentiality than the Confidentiality Agreement and containing a customary standstill. Except as set forth in

Section 6.03(d), neither the Company nor any Subsidiary shall enter into any letter of intent, acquisition agreement or similar agreement with respect to an Acquisition Proposal (other than a confidentiality agreement).
        (c) The parties agree that, notwithstanding the commencement of the obligations of the Company under Section 6.03(b) on the No-Shop Period Start Date, the Company may continue to engage in the activities described in clause (i) and/or (ii) of Section 6.03(b) with respect to an Acquisition Proposal submitted by an Excluded Party prior to the No-Shop Period Start Date including with respect to any amended or revised proposal submitted by such Excluded Party on or after the No-Shop Period Start Date.
     (d) Except as set forth in this Section 6.03(d), the Company Board (acting through the Special Committee or otherwise) shall not, and shall not publicly propose to, (i) withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (ii) approve, enter into or recommend any Acquisition Proposal; or (iii) approve, enter into or recommend any letter of intent, acquisition agreement or similar agreement with respect to any Acquisition Proposal (other than a confidentiality agreement in accordance with Sections 6.03(a) and (b)). Notwithstanding the foregoing, prior to the adoption of this Agreement by the Company’s stockholders at the Company Stockholders’ Meeting, (x) in response to the receipt of a written Acquisition Proposal in connection with which the Company has not breached Section 6.03(b) (subject to Section 6.03(c)), if the Company Board (acting through the Special Committee or otherwise) (i) determines in good faith (after consultation with its advisors) that such Acquisition Proposal is a Superior Proposal and (ii) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company Board (acting through the Special Committee or otherwise) may approve, enter into or recommend such Superior Proposal (or any letter of intent, acquisition agreement or similar agreement with respect to such Superior Proposal) and, in connection with the approval or recommendation of such Superior Proposal, withdraw or modify the Company Board Recommendation or (y) other than in connection with an Acquisition Proposal, if the Company Board (acting through the Special Committee or otherwise) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company Board (acting through the Special Committee or otherwise) may withdraw or modify the Company Board Recommendation (either event described in the foregoing clauses (x) and (y), a “Change in Board Recommendation”), provided, however, that prior to or concurrently with entering into any Superior Proposal or any letter of intent, acquisition agreement, or similar agreement with respect to an Acquisition Proposal, the Company shall have terminated this Agreement in accordance with the provisions of Section 8.01(f) hereof and the Company shall have paid Parent the Company Termination Fee in accordance with Section 8.03(b)(iv).
        (e) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if the Company Board (acting through the Special Committee or otherwise)

determines in good faith (after consultation with its outside legal counsel) that it is required to do so under applicable Law; provided, however, that neither the Company nor the Company Board (acting through the Special Committee or otherwise) shall (i) recommend that the stockholders of the Company tender their Shares in connection with any such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (ii) withdraw or modify the Company Board Recommendation, unless in the case of each of clause (e)(i) and (e)(ii) hereof, the requirements of Section 6.03(d) shall have been satisfied.
          (f) Except as set forth in Section 8.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:
     (i) “Acquisition Proposal” means any proposal or offer (including any proposal from or to the Company’s stockholders) from any person or group other than Parent or Merger Sub relating to (1) any direct or indirect acquisition, sale or other disposition, in a single transaction or series of transactions, of (A) more than 15% of the fair market value of the assets of the Company and its consolidated Subsidiaries, taken as a whole (whether by purchase of assets or acquisition of stock), or (B) more than 15% of any class of equity securities of the Company; (2) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in any person or group beneficially owning more than 15% of any class of equity securities of the Company; or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company.
     (ii) “Excluded Party” means any Person or group of Persons from whom the Company or any of the Company Representatives has received an Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that, prior to the second Business Day following the No-Shop Period Start Date, the Special Committee determines in good faith constitutes, or could reasonably be expected to result in, a Superior Proposal and which Acquisition Proposal has not been rejected or withdrawn as of the No-Shop Period Start Date.
     (iii) “Superior Proposal” means any written Acquisition Proposal that (1) relates to more than 50% of the outstanding Shares or all or substantially all of the assets of the Company and the Subsidiaries taken as a whole, (2) is on terms that the Company Board determines in good faith (after receiving the advice of its financial advisor and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s stockholders than this Agreement and (3) the Company Board determines is reasonably capable of being consummated, taking into account all financing, legal and regulatory aspects of the proposal.
               SECTION 6.04 Directors’ and Officers’ Indemnification and Insurance. (a) The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Articles IX and X of the Certificate of Incorporation of the Company, and Article V of the By-Laws of the Company on the date hereof, respectively, which provisions shall not be amended, repealed or otherwise modified in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of the Subsidiaries with respect to their liability arising as a result of having been directors, officers, employees, fiduciaries or agents of the Company at or prior to the Effective Time.
          (b) For a period of six years after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director and officer of the Company and each Subsidiary (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, occurring on or before the Effective Time to the same extent as provided in Articles IX and X of the Certificate of Incorporation of the Company, and Article V of the By-Laws of the Company on the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) Parent or the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received, (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any pending Action or Action threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (iii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without the Surviving Corporation’s written consent; and provided further that, in the event that any claim for indemnification is asserted or made within such six year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The rights of each Indemnified Party under this Section 6.04(b) shall be in addition to any rights such person may have under any Law or under any agreement of such Indemnified Party with the Company or any of its Subsidiaries.
          (c) The Surviving Corporation shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance; provided, however, that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible (up to the current coverage amount) under substantially similar policies for such maximum annual amount in aggregate annual premiums.

          (d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.04.
          (e) Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.04.
               SECTION 6.05 Employee Benefits Matters. (a) Parent hereby agrees that, for a period of two years immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation and its subsidiaries to, (i) provide each employee of the Company and of each of the Company’s subsidiaries as of the Effective Time (each, an “Employee”) with at least the same level of base salary, and the opportunity for the same level of cash incentive compensation and other variable cash compensation that was provided to each such Employee immediately prior to the Effective Time, and (ii) provide the Employees with employee benefits (other than equity-based compensation, change in control bonuses or compensation, and retention bonuses) that are substantially comparable in the aggregate to those provided to such Employees immediately prior to the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all Contracts, agreements, arrangements, policies, plans and commitments of the Company and the Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Subsidiary, including all severance agreements listed on Section 3.11(a) of the Company Disclosure Schedule.
          (b) Employees shall receive credit for service with the Company or any of the Subsidiaries for purposes of eligibility to participate, vesting, and eligibility to receive benefits, but excluding benefit accruals under any employee benefit pension plan subject to Title IV of ERISA, under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Subsidiaries under comparable Plans immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Subsidiary and all affiliates where service with the affiliate was credited under a comparable Plan of the Company prior to the Effective Time.
          (c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation (“Purchaser Welfare Benefit Plans”) in which an Employee may be eligible to participate on or after the Effective Time, Parent shall use its reasonable best efforts to (a) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Purchaser Welfare Benefit Plan to the same extent waived under a comparable Plan, and (b) provide credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Plans during the relevant plan year, up to and including the Effective Time.
          (d) As of the Closing, Parent and its controlled Affiliates shall assume and be liable for all obligations of the Company and all of its Subsidiaries in respect of any accrued but unpaid vacation, holiday or similar liability as of the Closing.
          (e) Nothing contained herein shall be construed as requiring, and neither the Company nor any of its Subsidiaries shall take any action that would have the effect of requiring the Parent or the Surviving Corporation or any of their respective successors or assigns to continue any specific employee benefit plan or to continue the employment of any specific person. Nothing in this Agreement is intended to and shall not establish or create or amend any employee benefit plan, practice or program of the Company or any of its Subsidiaries or the Parent or the Surviving Corporation or any of their respective successors or assigns and shall not create any contract of employment and no Employee shall have any rights to enforce any provision of this Agreement under ERISA or otherwise.
               SECTION 6.06 Financing. (a) Each of Parent and Merger Sub shall use its reasonable best efforts to arrange and to consummate the Debt Financing as soon as reasonably practicable after the date of this Agreement on the terms and conditions described in the Commitment Letter, which shall include using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein or on other terms not reasonably expected to be materially adverse to the Company (the “Financing Agreements”), (ii) satisfy on a timely basis all conditions in such definitive agreements that are within its control, and (iii) enforce its rights under the Commitment Letter and the Financing Agreements. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter and/or the Financing Agreements, each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain promptly any such portion from alternative sources in an amount sufficient, when added to the portion of the Debt Financing that is available, to consummate the Transactions (“Alternative Financing”) and to obtain, and, when obtained, to provide the Company with a copy of, a new financing commitment that provides for financing on terms not materially less favorable in the aggregate to each of Parent and Merger Sub and in an amount that is sufficient, when added to the portion of the Debt Financing that is available, to consummate the Transactions (the “Alternative Financing Commitment Letter”). To the extent applicable, each of Parent and Merger Sub shall use its reasonable best efforts to arrange and to consummate the Alternate Financing as soon as reasonably practicable on the terms and conditions described in the Alternative Financing Commitment Letter, which shall include using reasonable best efforts to (w) negotiate definitive agreements with respect thereto on terms and conditions contained therein (the “Alternative Financing Agreements”), (x) satisfy on a timely basis all conditions in such definitive agreements within its control and (y) enforce its rights under the Alternative Financing Commitment Letter and the Alternative Financing Agreements. Each of Parent and Merger Sub shall give the Company notice promptly upon becoming aware of any material breach or threatened material breach by any party of the Equity Funding Letter, the Commitment Letter and/or the Financing Agreements and, if applicable, the Alternative Financing Commitment Letter and/or the Alternative Financing Agreements, and each of Parent and Merger Sub shall give the Company notice promptly upon becoming aware of any termination or threatened termination of the Equity Funding Letter, the Commitment Letter and/or the Financing Agreements and, if applicable, the Alternative Financing Commitment Letter and/or the Alternative Financing Agreements. Parent and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and, if applicable, the Alternative Financing. Parent and Merger Sub shall be permitted to amend, modify, supplement, restate, substitute or replace the Commitment Letter or any Alternative Financing Commitment Letter or the Equity Funding Letter or any Financing Agreement or any Alternative Financing Agreement provided that any such amendment, modification, supplement, restatement, substitution, alteration, or replacement that could reasonably be expected to materially impair, delay or prevent the consummation of the Transactions shall require the prior written consent of the Company. Notwithstanding anything to the contrary herein, neither Parent nor Merger Sub shall have any obligation to consummate the Debt Financing or the Merger prior to the Target Closing Date.
          (b) The Company agrees to provide, and shall cause the Subsidiaries and its and their Representatives to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent and that is necessary, customary or advisable in connection with the Parent’s efforts to obtain the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including (i) participation in meetings, drafting sessions, rating agency presentations and due diligence sessions, (ii) furnishing Parent and its financing sources with real estate and other pertinent information regarding the Company as is necessary, customary or advisable in connection with the Debt Financing and any security required therefore, provided that the only financial statements and financial data that shall be required shall be the financial statements and financial data described in Schedule 6.06(b) and the internally prepared monthly consolidated financial statements of the Company as prepared in accordance with past practice, the form of which is set forth in Schedule 6.06(b) (all information required to be delivered pursuant to this clause (ii) being referred to as the “Required Information”), and (iii) assisting Parent and its financing sources in the preparation of (A) a customary offering document for any of the Debt Financing and (B) materials for rating agency presentations; provided that none of the Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time; provided further that the effectiveness of any documentation executed by the Company or any Subsidiary shall be subject to the consummation of the Closing. Parent shall, promptly upon termination of the Agreement, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Subsidiaries in connection with such cooperation.
          (c) All non-public or otherwise confidential information regarding the Company obtained by Parent or Merger Sub or its Representatives pursuant to Section 6.06(b) shall be kept confidential in accordance with the Confidentiality Agreement. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than historical information relating to the Company or the Subsidiaries).

          (d) In order to permit Parent and Merger Sub to satisfy the conditions to the Debt Financing, the Company agrees that, upon the written request of Parent or Merger Sub, at or prior to the Closing (i) the Company will make all payments and take all actions to satisfy any unsatisfied judgment default, to repay any indebtedness for borrowed money and satisfy any related guarantees, to satisfy any obligations secured by mortgages, and to terminate any capital lease obligation which requires annual payments in excess of $50,000 and (ii) the Company will use all commercially reasonable efforts to remove any outstanding Liens, provided that the Company may condition the effectiveness of any such payment or action described in this Section 6.06(d) upon the effectiveness of the Merger.
          (e) Within five business days of the date of this Agreement, Parent and Merger Sub shall deliver, or cause to be delivered, to the Company an opinion of counsel for Guarantor as to the enforceability of the Guarantee of Guarantor and such other matters reasonably requested by the Company, which opinion shall be in form and substance reasonably satisfactory to the Company.
               SECTION 6.07 Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, and (ii) obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement.
          (b) As soon as practicable after the date of this Agreement, each of the parties hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the Transactions and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.
          (c) Subject to appropriate confidentiality protections, each of Parent and the Company shall have the right to review and approve in advance drafts of all applications, notices, petitions, filings and other documents made or prepared in connection with the items described in clauses (a) and (b) above, which approval shall not be unreasonably withheld or delayed, shall cooperate with each other in connection with the making of all such filings, shall furnish to the other party such necessary information and assistance as such other party may reasonably request with respect to the foregoing and shall provide the other party with copies of all filings made by such party with any applicable Government Authority, and, upon request, any other information supplied by such party to a Governmental Authority in connection with this Agreement and the Transactions.
          (d) Subject to the terms and conditions hereof, Merger Sub, the Company, and Parent shall use their respective reasonable best efforts to obtain any third party consents necessary, proper or advisable to consummate the Transactions. In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could be reasonably expected to result, after the Effective Time, from the failure to obtain such consent, but in no case shall the Company be required to make any payments in order to obtain the applicable consents.
          (e) Notwithstanding anything to the contrary in this Agreement, except as contemplated under Section 6.06, in connection with obtaining any approval or consent from any person (other than a Governmental Authority) with respect to the Merger or any other transaction contemplated hereby, (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Merger Sub or their respective affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation.
               SECTION 6.08 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.
               SECTION 6.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the requirements of the Nasdaq Stock Market, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any press release or making any such public statements, and except with respect to the matters described in Sections 6.03, 8.01 and 8.03.
               SECTION 6.10 Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the Transactions. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

ARTICLE VII
CONDITIONS TO THE MERGER
               SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing of the following conditions:
     (a) Company Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation.
     (b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, law, rule, regulation, judgment, decree, executive order or award after the date of this Agreement which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
     (c) U.S. Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, shall have expired or been terminated.
               SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing of the following additional conditions:
     (a) Representations and Warranties. Except in the case of the representations and warranties of the Company contained in Section 3.03(a), (b), (c), (d) and (f), 3.09(a), 3.11(e) and 3.21, the representations and warranties of the Company contained in this Agreement (i) that are not qualified by Company Material Adverse Effect shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect and (ii) that are qualified by Company Material Adverse Effect shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The representations and warranties of the Company contained in Section 3.03(a), (b) and (c) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, give rise to damages, losses, costs and expenses in excess of $1.5 million in the aggregate. The representations and warranties of the Company contained in (A) Section 3.03(d) shall be true and correct as of the date hereof and (B) Sections 3.11(e) and 3.21 shall be true and correct as of the Effective Time as though made on and as of the Effective Time, except in the case of (A) and (B) above where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, give rise to damages, losses, costs and expenses in excess of $10 million in the aggregate. The representations and warranties of the Company contained in Section 3.03(f) and 3.09(a) shall be true and correct as of the Effective Time as though made on and as of the Effective Time.
     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
     (c) No Company Material Adverse Effect. Since the date of this Agreement no event, circumstance, change or effect shall have occurred or come to exist which has had or would be reasonably likely to have a Company Material Adverse Effect.
     (d) FIRPTA Certificate. The Company shall have delivered to Parent a properly completed and executed certificate to the effect that the Company Common Stock is not a U.S. real property interest (such certificate in the form required by Treasury Regulation section 1.1445-2(c)(3)).
     (e) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).
               SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:
     (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Time, as though made on and as of the Effective Time, except to the extent expressly made as of an earlier date, in which case as of such earlier date.
     (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
     (c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

ARTICLE VIII
TERMINATION
               SECTION 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any prior adoption of this Agreement by the stockholders of the Company, as follows (the date of any such termination, the “Termination Date”):
     (a) by mutual written consent of Parent and the Company;
     (b) by either Parent or the Company if the Effective Time shall not have occurred on or before June 30, 2008 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to the Company until the close of business on July 14, 2008 if Parent or Merger Sub has initiated proceedings to specifically enforce this Agreement that are still pending as of such date;
     (c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which in either such case has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
     (d) by either Parent or the Company if this Agreement shall fail to receive the Stockholder Approval at the Company Stockholders’ Meeting or any adjournment thereof;
     (e) by Parent if the Company Board shall have effected a Change of Board Recommendation pursuant to Section 6.03(d);
     (f) by either Parent or the Company at any time prior to the adoption of this Agreement by the Company’s stockholders, if the Company Board (acting through the Special Committee or otherwise) has, after complying with Section 6.03(d), entered into a letter of intent, acquisition agreement, or similar agreement with respect to an Acquisition Proposal; provided, however, that any such purported termination by the Company pursuant to this Section 8.01(f) shall be void and of no force or effect unless the Company concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.03;
     (g) by the Company if, after the conditions set forth in Section 7.01 and Sections 7.02(a), 7.02(b) and 7.02(c) have been satisfied and the Company has indicated in writing that the conditions set forth in Sections 7.02(d) and 7.02(e) will be satisfied at Closing and within two business days after the Company has delivered written notice (which notice shall not constitute a waiver of any requirement that any condition shall actually be satisfied at Closing) to Parent of the satisfaction of such conditions, the

Merger shall not have been consummated, provided that such conditions remain satisfied at the close of business on such second business day and provided further however that the Company may not furnish such notice prior to the Target Closing Date;
     (h) by Parent if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied, and such conditions are incapable of being satisfied by the End Date; provided that neither the Parent nor Merger Sub is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied; or
     (i) by the Company if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied, and such conditions are incapable of being satisfied by the End Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied.
               SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates (except that the indemnification and reimbursement obligations of Parent and Merger Sub contained in Sections 6.06(b) and (c), the Guarantee referred to in Section 4.09, and the provisions of Sections 6.02(b), this Section 8.02, Section 8.03 and Article IX shall survive any such termination).
               SECTION 8.03 Fees and Expenses. (a) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement. In the event that the Company shall fail to pay the Company Termination Fee or any Expenses, or Parent shall fail to pay the Parent Termination Fee or any Expenses, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all expenses actually incurred by such other party in connection with the collection under and enforcement of the provisions of this Agreement relating thereto and such collection expenses shall not otherwise diminish in any way or amount the payment obligations hereunder. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13e-3 and the mailing of the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the closing of the Merger and the other Transactions. Each of the Company and Parent acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transaction.

     (b) The Company agrees that if this Agreement shall be terminated:
     (i) by Parent or the Company pursuant to Section 8.01(b), then, if (A)(1)  neither Parent nor Merger Sub is in material breach of its representations, warranties or covenants under the Agreement and (2) at or prior to the Termination Date an Acquisition Proposal shall have been publicly announced and not publicly withdrawn and (B) within twelve months of the Termination Date the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to such Acquisition Proposal or such Acquisition Proposal is consummated, then the Company shall pay Parent the Company Termination Fee;
     (ii) by Parent or the Company pursuant to Section 8.01(d), then, (A) the Company shall pay Parent its Expenses up to a maximum amount of $10,000,000 and (B) if (1) at or prior to the date of the Company Stockholders’ Meeting, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn and (2) within twelve months of the Termination Date the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to such Acquisition Proposal or such Acquisition Proposal is consummated, then the Company shall pay Parent the Company Termination Fee less any Expenses paid by the Company under clause (A) of this Section 8.03(b)(ii);
     (iii) by Parent pursuant to Section 8.01(e), then the Company shall pay to Parent the Company Termination Fee;
     (iv) by Parent or the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee;
     (v) by (a) Parent pursuant to Section 8.01(b) in circumstances where the Company has the right to terminate pursuant to Section 8.01(g), or (b) the Company pursuant to Section 8.01(g), or (c) by the Company pursuant to Section 8.01(i) and at the time of such termination there is no state of facts or circumstances that would cause the conditions set forth in Section 7.01 and Sections 7.02(a), 7.02(b) and 7.02(c) not to be satisfied by the End Date, then, in the case of (a), (b) or (c), (x) if the proceeds of the Debt Financing and the Alternative Financing, if applicable, would be unavailable at Closing (other than as a result of equity financing in an amount sufficient to consummate the Transaction not being funded or a breach by Parent or Merger Sub of the Commitment Letter, the Alternative Commitment Letter, the Financing Agreements or the Alternative Financing Agreements) in accordance with the terms of the Commitment Letter and the Alternative Financing Commitment Letter, if applicable, then Parent shall pay to the Company, within two business days of such termination, a fee of $39,000,000 (the “Parent Termination Fee”) and (y) if, based on facts and circumstances then existing, the proceeds of the Debt Financing and Alternative Financing, if applicable, would have been available at the Closing but for the failure of the equity financing contemplated by the Equity Funding Letter to be provided on the conditions of the Equity Funding Letter (but without giving effect to the cap on the commitment amount set forth therein), or the material breach by Parent or Merger Sub of Section 6.06 of this Agreement, then the Company shall be entitled to payment from Parent of an amount equal to the Parent

Termination Fee (within two business days of such termination) plus the amount of the Company’s aggregate losses, if any, in excess of the Parent Termination Fee as a result of Parent’s or Merger Sub’s material breach of this Agreement; ; or
     (vi) by Parent pursuant to Section 8.01(h), then, (A) the Company shall pay Parent its Expenses up to a maximum amount of $10,000,000 and (B) if at or prior to the Termination Date an Acquisition Proposal shall have been publicly announced and not publicly withdrawn and within twelve months of the Termination Date the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to such Acquisition Proposal or such Acquisition Proposal is consummated, then the Company shall pay Parent the Company Termination Fee less any Expenses paid by the Company under clause (A) of this Section 8.03(b)(vi).
          (c) The Company Termination Fee payable by the Company under this Section 8.03 shall be paid to Parent or its designee by the Company in immediately available funds (i) on the earlier of the closing of the applicable acquisition or upon the entering into of the applicable agreement with respect to an Acquisition Proposal, in each case as referred to in Section 8.03(b), (ii) concurrently with and as a condition to the effectiveness of a termination of this Agreement by the Company pursuant to Section 8.01(f), and (iii) within two business days after the date of the event giving rise to the obligation to make such payment in all other circumstances. The Expenses, if any, payable by the Company pursuant to Section 8.03(b) shall be paid by the Company as directed by Parent or Merger Sub in writing within two business days after receipt by the Company of reasonable documentation with respect to such Expenses. Notwithstanding any provision of this Agreement to the contrary or otherwise (but subject to Section 9.08), the right of Parent or its designee to receive the Company Termination Fee and/or Expenses, as applicable, pursuant to this Section 8.03 shall be the sole and exclusive remedy of Parent and Merger Sub for any loss suffered by Parent or Merger Sub as a result of the failure of the Merger and the other Transactions to be consummated or as a result of any breach of this Agreement by the Company or otherwise relating to this Agreement or any of the Transactions, and upon such payment in accordance with this Section 8.03 none of the Company or any of its affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except with respect to the second sentence of Section 8.03(a) and in the case of fraud).
          (d) (i) For purposes of this Section 8.03, Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(f), except that references to more than 15% in clauses (1) and (2) of the definition thereof shall be deemed to be references to 50% or more and clause (3) of the definition thereof shall be deemed amended and replaced in its entirety by the following language “(3) any merger, consolidation, business combination, recapitalization or other similar transaction involving the Company pursuant to which stockholders of the Company immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of the Company (or of another person that directly or indirectly would own all or substantially all the assets of the Company) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction.”

          (ii) For purposes of this Agreement, “Company Termination Fee” means an amount equal to $39,000,000, except if the Company Termination Fee becomes payable by the Company in connection with an Acquisition Proposal submitted in writing prior to the No-Shop Period Start Date (or any subsequent amendment or modification thereto, which, considered as a whole, is no less favorable to the Company than the Acquisition Proposal prior to such amendment or modification), then the Company Termination Fee shall be $19,500,000.
          (e) Regardless of whether this Agreement has been terminated, notwithstanding any provision of this Agreement to the contrary or otherwise, the right of the Company to receive the Parent Termination Fee and the additional losses pursuant to Section 8.03(b)(v) shall be the sole and exclusive remedy of the Company for any losses, damages, costs or expenses suffered as a result of the failure of the Merger and the other Transactions to be consummated or as a result of any breach of this Agreement by the Parent or Merger Sub or otherwise relating to this Agreement or any of the Transactions, and upon such payment neither Parent nor Merger Sub shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except the liability of the Parent and Merger Sub with respect to the second sentence of Section 8.03(a), the provisions of Sections 6.02(b), 6.06(b) and 6.06(c) and in the case of fraud); provided however, that in no event shall the total aggregate liability of Parent and Merger Sub in connection with this Agreement or the Transactions or otherwise exceed $66,000,000. Notwithstanding any provision of this Agreement or otherwise, except for the liability of the Parent and Merger Sub set forth in the immediately preceding sentence and except for the liability of the Guarantor pursuant to the Guarantee, the Company agrees on its own behalf and on behalf of its Subsidiaries and Affiliates that neither Parent nor Merger Sub nor the Guarantor nor any Non-Recourse Party (as defined in the Guarantee) shall have any liability relating to this Agreement or any of the Transactions.
ARTICLE IX
GENERAL PROVISIONS
               SECTION 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered by the parties pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
               SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by a nationally recognized next day courier service, registered or certified mail (postage prepaid, return receipt requested) or by facsimile transmission. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):
if to Parent or Merger Sub:
c/o Bain Capital Partners, LLC

111 Huntington Avenue
Boston, MA 02199
Facsimile No: (617) 516-2110
Attention: Andrew Balson and Jordan Hitch
with a copy to:
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Facsimile No.: (617) 951-7050
Attention: R. Newcomb Stillwell
                 William M. Shields
if to the Company:
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
Facsimile No: (617) 673-8650
Attention: David Lissy
with a copy to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Facsimile No: (646) 848-7628
Attention: Creighton O’M. Condon
                 Eliza W. Swann
and
Bass, Berry & Sims PLC
315 Deaderick Street
Nashville, TN 37238-3001
Facsimile No: (615) 742-6223
Attention: James H. Cheek, III
                 Howard H. Lamar, III
               SECTION 9.03 Certain Definitions. (a) For purposes of this Agreement:
     “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

     “beneficial owner,” with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.
     “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company IP” mean all Intellectual Property rights that are owned by the Company or its Subsidiaries and that are necessary to enable the Company and its Subsidiaries to conduct their business substantially in the manner in which its business is currently being conducted, whether or not such rights are registered, recorded, or associated with an issued patent.
     “Contract” means any contract, agreement, lease, license, sales order, purchase order, instrument or other commitment that is binding on any person or any part of its property under applicable Law.
     “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
     “Intellectual Property” means intellectual property rights of any type or nature throughout the world, including, without limitation all rights arising from or relating to: (i) patents and patent applications of all types; (ii) proprietary designs and industrial property rights; (iii) trademarks, trade names, domain names, service marks, trade dress, and other branding or indicia of source, whether or not registered; (iv) copyrights and proprietary works of authorship, whether or not registered; (v) proprietary data, confidential information and trade secrets; (vi) rights of privacy, publicity; and moral rights; (vii) computer software (in any code format) and proprietary systems, processes, methods and algorithms; (vii) rights of prosecution, opposition, cancellation, interference and other administrative rights pertaining to the materials rights and interests set forth above; and (viii) rights to sue pertaining to the materials rights and interests set forth above.
     “knowledge of the Company” or “Company’s knowledge” means the actual knowledge (after reasonable inquiry) of David H. Lissy, Mary Ann Tocio, Elizabeth J. Boland or Stephen Dreier.
     “Lien” means any mortgage, lien or security interest, any easement, right of way or other encumbrance to title.
     “Permitted Lien” means (a) statutory Liens for current Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business which liens have not had and would not have a Company Material Adverse Effect, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any owned real property which are not violated in any material respect by the current use and operation of the owned real property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of the owned real property in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws and (g) any Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises.
     “person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
     “Rollover Options” means Company Stock Options that are issued and outstanding immediately prior to the Effective Time and that (i) are owned by any person that is a party to a Rollover Agreement, in the form to be agreed upon by the Company and Merger Sub (an “Employee Rollover Agreement”), and (ii) are contemplated by an Employee Rollover Agreement to continue outstanding as a stock option of Parent or its designee.
     “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an entity controlled by such person, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.
     (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acquisition Proposal	§ 6.03(f)(i)
Action	§ 3.10
Agreement	Preamble
Alternative Financing	§ 6.06(a)
Alternative Financing Agreements	§ 6.06(a)
Alternative Financing Commitment Letter	§ 6.06(a)

Defined Term	Location of Definition
Certificate of Merger	§ 1.03
Certificates	§ 2.02(b)(i)
Change in Board Recommendation	§ 6.03(d)
Closing	§ 1.02
Commitment Letter	§ 4.08(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	§ 3.19(a)(iii)
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Material Adverse Effect	§ 3.01(a)
Company Permits	§ 3.06
Company Preferred Stock	§ 3.03(a)(ii)
Company Representatives	§ 6.03(a)
Company Stock Option	§ 2.04(a)(ii)
Company Stock Plans	§ 2.04(a)(i)
Company Stockholders’ Meeting	§ 6.01(b)
Company Termination Fee	§ 8.03(d)(ii)
Confidentiality Agreement	§ 6.02(b)
Debt Financing	§ 4.08(b)
DGCL	§ 1.01
Dissenting Shares	§ 2.05(a)
Effective Time	§ 1.03
Employee	§ 6.05(a)(i)
End Date	§ 8.01(b)
Environmental Laws	§ 3.16(b)
Equity Funding Letter	§ 4.08(a)
ERISA	§ 3.11(a)
Exchange Act	§ 3.05(b)(i)
Exchange Fund	§ 2.02(a)
Excluded Party	§ 6.03(f)(ii)
Expenses	§ 8.03(a)
Financing	§ 4.08(b)
Financing Agreements	§ 6.06(a)
Foreign Plan	§ 3.11(g)
GAAP	§ 3.07(b)
Governmental Authority	§ 3.05(b)
Guarantee	§ 4.09
Guarantor	§ 4.09
Hazardous Materials	§ 3.16(b)
HSR Act	§ 3.05(b)(v)
Indemnified Parties	§ 6.04(b)
IRS	§ 3.11(b)
Law	§ 3.05(a)(ii)
Liens	§ 9.03(a)

Defined Term	Location of Definition
March Unaudited Financial Statements	§ 1.02
Material Contracts	§ 3.17(b)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Named Executive Officer	§ 3.17(b)(viii)
No-Shop Period Start Date	§ 6.03(a)
Parent	Preamble
Paying Agent	§ 2.02(a)(i)
Plans	§ 3.11(a)
Proxy Statement	§ 3.05(b)(ii)
Purchaser Welfare Benefit Plans	§ 6.05(c)
Representatives	§ 6.02(a)(i)
Required Information	§ 6.06(b)
Schedule 13e-3	§ 3.05(b)(ii)
SEC	§ 1.02(a)
SEC Reports	§ 3.07(a)
Section 262	§ 2.05(a)
Securities Act	§ 3.07(a)(i)
Shares	§ 2.01(a)
Special Committee	§ 3.20
Stockholder Approval	§ 3.19(b)
Subsidiary	§ 3.01(a)
Superior Proposal	§ 6.03(f)(iii)
Surviving Corporation	§ 1.01
Target Closing Date	§ 1.02(b)
Tax or Taxes	§ 3.15(k)(i)
Tax Returns	§ 3.15(k)(ii)
Termination Date	§ 8.01
Transactions	§ 3.01(c)
          (c) When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
               SECTION 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy,

all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
               SECTION 9.05 Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or in any certificate delivered by the parties pursuant hereto (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty on behalf of such party relating to such party or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.
               SECTION 9.06 Entire Agreement; Assignment. This Agreement, the Confidentiality Agreement and the Guarantee constitute the entire agreement among the parties hereto and their respective Affiliates with respect to the subject matter hereof and thereof and supersede all prior or contemporaneous agreements and undertakings, both written and oral, among the parties hereto or their respective Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any controlled affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
               SECTION 9.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.04 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
               SECTION 9.08 Remedies; Specific Performance; Expenses. The parties hereby acknowledge and agree that the failure of the Company to perform its agreements and covenants hereunder, including its failure to take all actions pursuant thereto as are necessary on its part to the consummation of the Merger and including assisting Parent with regard to arranging and consummating the Debt Financing and the Alternate Financing, as applicable, will cause irreparable injury to the Parent and Merger Sub. Unless and until this Agreement has been terminated in accordance with its terms, Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the requirements that Company take all actions pursuant hereto as are necessary on its part to the consummation of the Merger and including assisting Parent with respect to arranging and consummating the Debt Financing and the Alternate Financing, as applicable, in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity. Notwithstanding anything to the contrary in this Agreement, all Expenses of the Parent or Merger Sub incurred in connection with any Action brought by the Parent or Merger Sub relating to any injunction or injunctions or the right to enforce specifically the terms and provisions of this Agreement provided for in the foregoing sentence shall be paid by the Company in the event that Parent is successful on the merits in such Action.
               SECTION 9.09 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Court of Chancery for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement may not be enforced in or by the above-named court.
               SECTION 9.10 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.
               SECTION 9.11 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment shall be made except as allowed under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
               SECTION 9.12 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
               SECTION 9.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
               SECTION 9.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

By	/s/ David H. Lissy

Name: David H. Lissy
Title: Chief Executive Officer

SWINGSET HOLDINGS CORP.

By	/s/ Andrew Balson

Name: Andrew Balson
Title: President

SWINGSET ACQUISITION CORP.

By	/s/ Andrew Balson

Name: Andrew Balson
Title: President